SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.________)

                      Central Jersey Financial Corporation
                   ------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                   ------------------------------------------
                         (Title of Class of Securities)

                                   153776 10 9
                   ------------------------------------------
                                 (CUSIP Number)

                   Richard F. Ober, Jr., Esq., Summit Bancorp.
                       301 Carnegie Center, P.O. Box 2066,
                     Princeton, NJ 08543-2066 (609) 987-3430
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 1996
                   ------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 153776 10 9                           PAGE  2  OF   5 PAGES
          --------------                            ---    ---

 1
    NAME OF REPORTING PERSON'S
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             Summit Bancorp.
             IRS Identification No. 22-1903313
- -----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) / /
                                   N/A
- -----------------------------------------------------------------------
 3  SEC USE ONLY

- -----------------------------------------------------------------------
 4  SOURCE OF FUNDS*

                                   N/A
- -----------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
    PURSUANT TO ITEMS 2(d)or 2(e)
                                   N/A
- -----------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                New Jersey
- -----------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES                624,761
                 ------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                          0
      EACH       ------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON                624,761
                 ------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                          0
- -----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           624,761
- -----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         / /
    CERTAIN SHARES*
                            N/A
- -----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.53%
- -----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                            CO
- -----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

         This Statement relates to the Common Stock, no par value, of Central Jersey Financial Corporation ("Central Jersey" or "Issuer").

         The principal executive offices of Issuer are located at 591 Cranbury Road, East Brunswick, New Jersey 08816.

Item 2. Identity and Background.

         Summit Bancorp. ("Summit"), the reporting person, is a corporation organized under the laws of the State of New Jersey in 1970 and is registered as a bank holding company under the federal Bank Holding Company Act of 1956.

         The principal business of the reporting person is the ownership of three commercial bank subsidiaries and nine non-bank, financial services subsidiaries.

         The address of the principal office of Summit Bancorp. is 301 Carnegie Center, P.O. Box 2066, Princeton, New Jersey 08543-2066.

         The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director and executive officer follow:



                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit
- -----------------------                     -----------------------
Mr. S. Rodgers Benjamin (B)                 Director of Summit. Chairman (since 1992) and Chief
Chairman                                    Executive Officer (since 1962) of Flemington Fur Company,
Flemington Fur Company                      Inc. (retailer).
8 Spring Street
Flemington, NJ 08822

Mr. Robert L. Boyle (R)                     Director of Summit. Representative (since 1987) with the
7 Orchard Lane                              William H. Hintelmann Firm (realty and insurance).
Rumson, NJ  07760

Mr. James C. Brady, Jr. (B)                 Director of Summit. Managing General Partner (since 1987)
Partner                                     of Mill House Associates, C.P. (real estate and market securities
Mill House Associates, L.P.                 investment).
Hamilton Farms - Pottersville Rd.
Gladstone, NJ 07934

Mr. Dermot T.J. Dunphy  (B)                 Director of Summit. Director, Chief Executive Officer and
President & CEO                             President (since 1971) of Sealed Air Corporation (protective
Sealed Air Corporation                      packaging products and systems).
Park 80 Plaza East
Saddle Brook, NJ  07662



                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit
- -----------------------                     -----------------------
Ms. Anne Evans Estabrook (B)                Director of Summit. Sole proprietor (since 1984) of Elberon
Elberon Development Co.                     Development Co. (real estate) and President (since 1983)
235 Birchwood Avenue                        of David O. Evans, Inc. (real estate).
Cranford, NJ 07016

Mrs. Elinor J. Ferdon (R)                   Director of Summit. Volunteer professional. Director (since
Litchfield Way                              1974) and First Vice President (since 1993) of the Girl Scouts
P.O. Box 255                                of U.S.A.
Alpine, NJ 07620-0255

Mr. Fred G. Harvey (R)                      Director of Summit. Director and Vice President (since 1983)
1903 Saucon Lane                            of E & E Corporation (engineering consulting services).
Bethlehem, PA 18015

Mr. Francis J. Mertz (R)                    Director of Summit. Trustee (since 1991) and President (since
167 Stanie Brae Drive                       1990) of Fairleigh Dickinson University.
Watchung, NJ 07060

Mr. George L. Miles, Jr. (B)                Director  of Summit. President and Chief Executive Officer
President and CEO                           (Since 1994) of QED Communications, Inc.(television and
WQED Pittsburgh                             radio broadcasting and magazine publishing).
4802 Fifth Avenue
Pittsburgh, PA 15213

Mr. Henry S. Patterson, II (B)              Director of Summit. Director and President (since 1985) of
President                                   E'town Corporation (parent company of regulated water utility
E'town  Corporation                         and real estate company).
PO Box 788
600 South Avenue W
Westfield, NJ 07091

Mr. Thomas D. Sayles, Jr. (B)               Director of Summit. Formerly Chairman (1974-1996),
Former Chairman                             President (1974-1987) and Chief Executive Officer (1974-
Summit Bank                                 1994) of The Summit Bancorporation.
One Main Street
Chatham, NJ 07928

Mr. Raymond Silverstein (B)                 Director of Summit. Consultant (since 1989) and former
Alloy, Silverstein, Shapiro,                Principal (1949-1989) of Alloy, Silverstein, Shapiro, Adams,
Adams, Mulford & Co.                        Mulford & Co., P.C. (certified public accountants).
900 Kings Highway
Cherry Hill, NJ 08034



                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit
- -----------------------                     -----------------------
Mr. Orin R. Smith (B)                       Director of Summit. Chairman (since 1995), Director
Chairman & CEO                              (since 1981) and Chief Executive Officer (since 1984) of
Engelhard Corporation                       Engelhard Corporation (specialty chemical products, engineered
101 Wood Avenue                             materials and industrial commodities management).
Iselin, NJ 08830

Mr. Joseph M. Tabak (R)                     Director of Summit. President and Chief Executive Officer
30 South Adelaide Avenue                    (Since 1991) of JPC Enterprises, Inc. (distributor of paper and
Penthouse F                                 plastic disposable products).
Highland Park, NJ 08904

Mr. Douglas G. Watson (B)                   Director of Summit President and Chief Executive Officer
President & CEO                             (since 1996) of Ciba-Geigy Corporation (pharmaceutical Ciba-
Geigy Corporation                           products).
520 White Plains Road
Tarrytown, NY 10591

Mr. T. Joseph Semrod (B)                    Chairman of the Board and Chief Executive Officer
Summit Bancorp.                             of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Robert G. Cox (B)                       Director and President of Summit.
Summit Bancorp
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John G. Collins (B)                     Vice Chairman of the Board of Summit.
Summit Bancorp.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John R. Howell  (B)                     Vice Chairman of the Board of Summit.
Chairman & CEO
First Valley Corporation
One Bethlehem Plaza
Bethlehem, PA 18018



                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit
- -----------------------                     -----------------------
Mr. John R. Haggerty (B)                    Senior EVP (Executive Vice President),
301 Carnegie Center                         Chief Financial Officer of Summit.
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Sabry J. Mackoul                        Senior EVP, Corporate Retail of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Stephen H. Paneyko (B)                  Senior EVP, Commercial Lending of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Larry L. Betsinger (B)                  EVP, Operations and Technology of Summit.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Alfred M. D'Augusta (B)                 EVP, Human Resources of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John R. Feeney (B)                      EVP, Corporate Planning
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. William J. Healy (B)                    EVP, Comptroller of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Richard F. Ober, Jr. (B)                EVP, General Counsel and Secretary of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Dennis Porterfield (B)                  EVP, Bank Investments of Summit.
214 Main Street
Hackensack, NJ 07602



                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit
- -----------------------                     -----------------------
Mr. Alan N. Posencheg (B)                   EVP, Corporate Operations of Summit.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Gary F. Simmerman (B)                   EVP, Director of Retail Lending of Summit.
1800 Commerce Center
2nd Floor
Cherry Hill, NJ 08002

Mr. George J. Soltys, Jr. (B)               EVP, Corporate Planning
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Edmund C. Weiss, Jr. (B)                EVP, General Auditor of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066


         Neither Summit nor, to the best of its knowledge, any of its directors and executive officers has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the above natural persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On May 23, 1996, Summit and Issuer, a corporation and savings and loan holding company registered under the federal Home Owners' Loan Act of 1933, entered into a Stock Option Agreement (the "Central Jersey Option Agreement") pursuant to which, in consideration of the covenants and agreements of Summit contained therein and in the Merger Agreement (defined below), and as an inducement to Summit to enter into the Merger Agreement, Issuer granted to Summit an option to purchase up to an aggregate of 530,986 shares of the Common Stock of Issuer at the per share price of $27.00 (the "Central Jersey Option").

         Summit is not now able to identify the source of funds which would be used if it were to exercise the Central Jersey Option in whole or in part. In the event the need to exercise the Central Jersey Option arises, Summit will determine at that time the appropriate source of the funds, up to $14,336,622 needed to exercise the Central Jersey Option.

     Prior to May 23, 1996, Summit acquired in the open market 93,775 shares of Central Jersey Common Stock for investment purposes in the ordinary course of business.

Item 4. Purpose of the Transaction.

         On May 22, 1996, Summit and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, (i) the merger of Issuer into Summit (the "Merger") and (ii) the exchange of each outstanding share of the Common Stock of Issuer ("Issuer Common") for .875 shares of the Common Stock of Summit ("Summit Common")(with such exchange ratio subject to possible adjustment in the event the "Average Price" (as defined in the Merger Agreement) of Summit Common falls below $32.57), with cash being paid in lieu of issuing fractional shares of Summit Common; all upon the satisfaction of the terms and conditions set forth in the Merger Agreement, including the receipt of approval from the shareholders of Issuer, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision of the Department of Treasury and the New Jersey Department of Banking.

         On May 23, 1996, in connection with and in consideration of the execution of the Merger Agreement, Issuer granted to Summit the Central Jersey Option, an option to purchase, under certain circumstances, up to 530,986 shares of Issuer Common. The exercise price of the Central Jersey Option was arrived at by mutual agreement of the parties.

         Summit and Issuer, in accordance with the terms of the Merger Agreement, plan to merge Issuer with and into Summit upon the satisfaction of all conditions set forth in the Merger Agreement. The Central Jersey Option was acquired by Summit and granted by Issuer for the purpose of decreasing the likelihood that third parties would initiate actions, including the acquisition of significant amounts of the Common Stock of Issuer, having the effect of interfering with the contractual relationship established by the Merger Agreement or hindering the consummation of the Merger contemplated by the parties and of assisting Issuer, if necessary, in obtaining the requisite shareholder approval of the Merger.

Item 5. Interest in Securities of the Issuer.

         (a) Prior to May 23, 1996, Summit was the beneficial owner of 93,775 shares of Issuer Common. On May 23, 1996, Summit acquired the right and option to acquire 530,986 shares of Issuer Common pursuant to the Central Jersey Option.

         The 530,986 shares of Issuer Common which could be acquired under the circumstances set forth in the Central Jersey Option, plus the 93,775 shares of Issuer Common beneficially owned by Summit prior to May 23, 1996, represent 19.53% of the issued and outstanding Common Stock of Issuer, treating the 530,986 shares of Common Stock of Issuer covered by the Central Jersey Option as issued and outstanding for purposes of calculating the foregoing percentage.

         As of May 22, 1996 and during the period from May 22, 1996 to the date hereof, to the knowledge of Summit, no directors or executive officers of Summit beneficially owned any shares of Issuer Common.

         (b) Summit possesses sole power to vote and dispose of the 93,775 shares of Issuer Common acquired by Summit prior to May 23, 1996.

         Summit possesses the sole power to exercise the Central Jersey
Option until termination occurring in accordance with its terms. The Central Jersey Option does not carry any voting rights. Upon exercise of the Central Jersey Option in whole or in part, Summit would possess the sole power to vote and dispose of the shares of Issuer Common acquired thereby, subject to certain conditions and restrictions contained in the Stock Option Agreement.

         (c) During the 60 days preceeding the execution of the Merger Agreement, neither Summit nor, to the knowledge of Summit, any director or executive officer of Summit effected any transaction in the Common Stock of Central Jersey.

         (d) Not Applicable

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         See Central Jersey Option Agreement attached as Exhibit 10(b) with respect to which this Schedule 13D is being filed. No others exist.

Item 7. Material to Be Filed As Exhibits.

Exhibit
No.                               Description

10(a) Agreement and Plan of Merger, dated May 22, 1996, between Summit Bancorp. and Central Jersey Financial Corporation.

10(b) Stock Option Agreement, dated May 23, 1996, between Summit Bancorp., as Grantee, and Central Jersey Financial Corporation, as Issuer.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 1996                    Summit Bancorp.

                                       By /s/ Richard F. Ober, Jr.
                                         --------------------------------
                                            Richard F. Ober, Jr.
                                            Executive Vice President

                                    EXHIBITS

Exhibit
No.                                Description.

10(a) Agreement and Plan of Merger, dated May 22, 1996, between Summit Bancorp. and Central Jersey Financial Corporation.

10(b) Stock Option Agreement, dated May 23, 1996, between Summit Bancorp., as Grantee, and Central Jersey Financial Corporation, as Issuer.